UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 26, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acorda Therapeutics, Inc.
File No. 0-50513 - CF#31432

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Acorda Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.55 to a Form 10-Q filed on August 10, 2009, and requesting confidential treatment for information it excluded from Exhibit 10.2 to a Form 10-Q filed on August 7, 2014.

Based on representations by Acorda Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.55 to Form 10-Q filed August 10, 2009   through August 10, 2019
Exhibit 10.2 to Form 10-Q filed August 7, 2014   through August 10, 2019

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Kevin M. O'Neill
Deputy Secretary